Exhibit 99.1

Standard & Poor’s upgrades FEMSA’s international

credit and debt ratings to 'A-' from 'BBB+'

on strong credit metrics, outlook stable

Monterrey, México, June 11, 2015 — Standard & Poor’s has upgraded Fomento Economico Mexicano, S.A.B. de C.V. (BMV: FEMSAUBD; NYSE: FMX) ("FEMSA" or the "Company") global scale corporate credit and debt ratings 'A-' from 'BBB+'.  At the same time, Standard & Poor’s affirmed the 'mxAAA' long-term national scale corporate credit and debt ratings and the 'mxA-1+' short-term national scale rating on FEMSA, with a stable outlook.

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FEMSA is a leading company that participates in the beverage industry through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world; and in the beer industry, through its ownership of the second largest equity stake in Heineken, one of the world's leading brewers with operations in over 70 countries. In the retail industry it participates with FEMSA Comercio, operating various small-format chain stores, including OXXO, the largest and fastest-growing chain of stores in Latin America. All of which is supported by a Strategic Business unit.